UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ELECTROMED, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

285409108
(CUSIP Number)

Kathleen S. Skarvan

500 Sixth Avenue NW
New Prague, MN 56071

952-758-9299

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1.	Names of reporting persons
Kathleen S. Skarvan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power 443,323

	8.	Shared Voting Power 33,989

	9.	Sole Dispositive Power 443,323

	10.	Shared Dispositive Power 33,989

11.	Aggregate Amount Beneficially Owned by Each reporting person 477,312

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(1)

14.	Type of reporting person (See Instructions) IN

(1)	The percentage is based upon 8,513,035 shares of common stock outstanding as of May 6, 2022, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 10, 2022.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Electromed, Inc. (the “Issuer”), 500 Sixth Avenue NW, New Prague, MN 56071.

Item 2.	Identity and Background

(a)     The person filing this Schedule is Kathleen S. Skarvan (the “Reporting Person”).

(b)     Business address: 500 Sixth Avenue NW, New Prague, MN 56071

(c)     Principal occupation: Chief Executive Officer and a director of the Issuer

(d)    Criminal proceedings: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the securities using personal funds or as a result of grants by the Issuer for no additional consideration.

Item 4.	Purpose of Transaction

The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Person acquired the securities in connection with her role as Chief Executive Officer of the Issuer, for investment purposes, and through her compensatory arrangements with the Issuer. The Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and other members of management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, the Reporting Person may change her present intentions as stated above and she may assess whether to make suggestions to the management of the Issuer regarding financings, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock or OP Units, under her control. The Reporting Person may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock or OP Units (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person.

The Reporting Person intends to review her investment in the Issuer on an ongoing basis and, in the course of their review, may take actions with respect to her investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Person serves as Chairman of the Board and Chief Executive Officer, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change her purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person is deemed to beneficially own an aggregate of 477,312 shares of Common Stock, as follows (i) 177,545 shares of Common Stock and (ii) options to purchase 299,767 shares of Common Stock under the Company’s equity incentive plans, which represents beneficial ownership of approximately 5.4% of the Common Stock. The percentage is based upon 8,513,035 shares of common stock outstanding as of May 6, 2022, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 10, 2022.

Does not include 45,533 shares underlying options to purchase Common Stock, which were issued to the Reporting Person under the Issuer’s 2017 Omnibus Incentive Plan, as they are not scheduled to vest within 60 days of the date of this Schedule.

(b)    The Reporting Person has sole power to vote and dispose of 143,556 shares and all of the shares underlying options, as identified in Item 5(a).

The Reporting Person has shared power to vote and dispose of 33,989 shares held by a trust, of which the Reporting Person is a co-trustee and beneficiary.

(c)     No transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)    Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

To the best knowledge of the Reporting Person, except as set forth herein in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 1, 2022	/s/ Kathleen S. Skarvan
Kathleen S. Skarvan